Exhibit 99.1

Taiwan Liposome Company, Ltd.

Meeting Minutes for the First Extraordinary General Meeting of

2020 (the “Meeting”)

(Translation)

Time:	February 11, 2020 (Tuesday) at 9:00 a.m.

Venue:	2F., No.19-10, Sanchong Rd.,Nangang District, Taipei City 115(2F Meeting Center, Building A, Nangang Software Park)

Attendance:	Total shares represented by shareholders present in person or by proxy: 56,503,075 shares. Total outstanding TLC shares: 74,188,934 shares (net of shares without voting rights). Percentage of shares held by shareholders present in person or by proxy: 76.16%.

Directors present(3):	Keelung Hong, Chang Xing Investment Company- Chan Yu Lee, Ke-Yi Liu

Others (2):	Sheng-Wei Teng (C.P.A., PricewaterhouseCoopers,Taiwan), Jacqueline Fu (Attorney, K&L Gates)

Chairman: Keelung Hong	Recording Secretary: Nicole Lin

Calling the meeting to order : A quorum has been met in accordance with Article 174 of the Company Act, and the Chairman called the meeting order.

Chairman’s Remarks: (omitted)

I. Items for Discussion

Item No. 1:	To discuss the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically. (Proposed by the Board of Directors)

Explanation:

1.

It is proposed that in order to meet the Company’s need for long term development, the Company will take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically, once or at multiple times with the proper timing and taking into account the conditions of the capital market and the actual fiscal needs of the Company, so as to raise long term capital and increase the variety of channels for raising capital while maintaining flexibility, and to improve the Company’s international competitiveness. Subject to the market conditions of the overseas offering market, the Company may also issue overseas depositary receipts sponsored by issued shares, and relevant matters will be handled by the board of directors.

2.	This offering of securities shall be conducted within the limit of 30,000,000 ordinary shares.

3.

Where it is necessary to decide on or revise the main contents of this proposal, including but not limited to the amount (number of shares), issuance price, terms and conditions of the issuance, method of underwriting, issue plan, projects for the use of funds, estimated timeline, and expected benefits and other unresolved matters related to this issuance, in accordance with any changes to the law, requirements of the competent authorities, the Company’s need for funds and actual market conditions, the Board of Directors or the Chairperson, depending on the matter concerned, are fully authorized to administer such matters.

4.	An explanation with respect to the manner and contents of this issuance can be found on Handbook under Schedule 1.

A shareholder with the shareholder account number 332 raised questions about this agenda item, including the shareholder’s investment returns, equity financing plan and the use of funds previously raised by the Company in the last capital increase. The questions raised by such shareholder were answered and explanations were provided by the Chairman and relevant personnel designated by the Chairman.

Resolution:	The number of shares represented by shareholders attending the Meeting was 56,503,075 shares; the number of shares voting to approve the resolution was 56,497,719 shares (including 5,242,242 votes cast by electronic means), approximately 99.99% of voting shares; the number of shares voting against the resolution was 5,280 shares (including 5,280 votes cast by electronic means), 0.00% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting are 76 shares (including 65 votes cast by electronic means), approximately 0.00% of voting shares. This agenda item was hereby approved as proposed.

II. Elections

Item No. 1:	To re-elect all Directors of the Company. (Proposed by the Board of Directors)

Explanation:

1.

In accordance with the Company’s Articles of Incorporation, the Company has adopted a director candidate nomination mechanism for the election of directors. Shareholders shall elect the directors from among the nominees listed in the roster of director candidates. The Company proposes to re-elect seven directors at this general meeting. Among the seven directors to be re-elected, four directors will be independent directors.

2.

The newly elected directors shall assume their offices immediately after the adjournment of this Meeting, and their respective terms of office will be three years from February 11, 2020 to February 10, 2023. Where a new election is not held upon the expiration of the aforementioned term of offices, the respective terms of office shall be extended to the date on which new directors assume their offices. The directors may be subject to re-election in the future.

3.	The candidates for Board of Directors can be found on the Handbook under Schedule 2.

4.	The Rules and Procedures for Election of Directors can be found on the Handbook under Annex 3.

5.	Please proceed with the election in accordance with the aforementioned Rules and Procedures for Election of Director.

Election Results: New Directors

Shareholder account number / ID No.	Name	Rights of Votes	Title
2	Keelung Hong	84,302,087 shares	Director
29	Moun-Rong Lin	64,528,694 shares	Director
5102	Chang Xiang Investment Co., Ltd.	64,234,616 shares	Director
A22023****	Ke-Yi Liu	45,577,535 shares	Independent Director
R22156****	May Kang	45,576,104 shares	Independent Director
147	Shieh-Shung Tom Chen	45,577,512 shares	Independent Director
F12316****	Horng-Dar Lin	45,576,122 shares	Independent Director

III. Other Matters

Item No. 1:	To release the newly elected directors from non-competition restrictions. (Proposed by the Board of Directors)

1.

In order to meet the actual business needs of the Company, it is proposed to present to the general meeting for approval, pursuant to Article 209 of the Company Act, a proposal to release the newly elected directors from non-competition restrictions with regard to engaging in business that falls within the scope of the Company’s business, either for the director himself/herself or on behalf of others, provided that such engagement shall not impair the Company’s interests.

2.	The details of competing activities engaged in by the newly elected directors (including the independent directors) are listed on the Handbook under Schedule 3.

A shareholder with the shareholder account number 332 raised questions about this agenda item, including the important information of such competing activities. The questions raised by such shareholder were answered and explanations were provided by the Chairman and relevant personnel designated by the Chairman.

Resolution:	After excluding the shares from voting as a result of conflict of interests, the number of shares represented by shareholders attending the Meeting was 46,598,921 shares; the number of shares voting to approve the resolution was 46,573,718 shares (including 5,238,068 votes cast by electronic means), approximately 99.94% of voting shares; the number of shares voting against the resolution was 7,283 shares (including 7,283 votes casted by electronic method), 0.01% of voting shares; the number of invalidated votes was 0 shares, 0.00% of voting shares; the total number of abstentions and shares present but not voting was 17,920 shares (including 2,236 votes cast by electronic means), approximately 0.03% of voting shares. This agenda item was hereby approved as proposed.

IV. Ad Hoc Motions: None.

V. Adjournment: 10:17 a.m., the Chairman adjourned the Meeting.

(Pursuant to Article 183 of the Company Act, these Meeting minutes only record the key points of the Meeting and the results thereof and the opinions given by shareholders. Please refer to the video/audio recording of the Meeting for the full contents, including procedures and speeches given by shareholders.)

Schedule 1

Explanation for the Means and Contents of the Issuance of Ordinary Shares for Cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically

1.

In order to meet the Company’s need for long term development, it is proposed to take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt and/or issuance of domestic ordinary shares for cash, once or in installments, within the scope of 30,000,000 shares at the proper timing and take into account the condition of the capital market and the actual fiscal need of the Company in accordance with relative laws and regulations, the Company’s Articles of Incorporation and the relevant rules of the competent authorities, so as to raise long term capital and increase the variety of channels for raising capital while maintaining flexibility, and to improve the Company’s international competitiveness. Subject to the market conditions of the overseas offering market, the Company may also issue overseas depositary receipts sponsored by issued shares, and relevant matters will be handled by the board of directors.

2.	Issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt:

(1)

The issue price for the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt, according to the “Voluntary Code of Practice of Taiwan Securities Association Sales Agency Member Guiding Issuing Company to Raise and Issue Securities” (the “Voluntary Code of Practice”), is prohibited from being less than the closing price of the Company’s ordinary shares on the pricing date or less than 90 percent of the average price of the simple arithmetic average of the closing price for either the 1, 3, or 5 business days before the pricing date deducted shares dividends (or capital reduction) and cash dividends. However, if domestic laws and regulations are amended, the Board of Directors can adjust the methods and percentage of pricing in correspondence with the laws and regulations. In order to gain the acceptance of foreign investors, the Chairman of the Board is authorized within the aforementioned scope to set the actual issue price in collaboration with a securities underwriter according to international customs and related book building situation, so the method for setting the issue price should be reasonable. In addition, the method for determining the issue price for overseas depository receipts is based on the fair trading market price of ordinary shares formed in the business place of a domestic securities firm. The original shareholders can still purchase ordinary shares with pricing that is close to the issue price for overseas depository receipts, and is therefore free from assuming the risk of exchange and liquidity. If the Company issues ordinary shares for cash for issuing overseas depositary receipts with a maximum of 30,000,000 shares, the highest rate of dilution of shareholder’s right calculated by raised shares is 28.79%. However, when the benefits from this capital increase emerge, the Company’s competitiveness can be increased and all shareholders can share the benefits, so there should not be a material negative effect on the original shareholder’s rights.

(2)

For the purpose of issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt, the Company will reserve 15% of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act. The remaining 85% of new shares will be proposed to be publicly offered at a general meeting of shareholders in accordance with Article 28-1 of the Securities Exchange Act as the original security of issuing overseas depositary receipts, and the original shareholders will waive their pre-emptive rights. With respect to the shares that the employees waive their rights to subscribe to or which are undersubscribed, the Chairman of the Board shall be authorized to seek specific persons to subscribe to those shares, or to add them in as the original security to sponsor the issuance of overseas depositary receipts in consideration of market needs.

(3)

With regard to the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts, it is proposed to authorize the Chairman of the Board, the President of the Company, or persons designated by the Chairman of the Board to approve and execute all documents regarding the issuance of overseas depositary receipt and administer matters related to the issuance of new shares in representation of the Company.

3.

To execute the plan to issue ordinary shares domestically, it is proposed to the shareholders’ meeting to resolve that the Chairman of the Board is authorized to choose one of the following methods to underwrite:

(1)	If conducting allocation of securities by book building

A.

Other than reservation of 15% of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, the remaining 85% of the shares shall be allocated to make book building placement, and the original shareholders will waive their pre-emptive rights in accordance with Article 28-1 of the Securities Exchange Act. Where the employees waive their right to subscribe or undersubscribe to the shares reserved for them, the Chairman of the Board shall be authorized to seek specific persons to subscribe to those shares.

B.

The actual issue price for the issuance of shares for cash is authorized to be determined by the Chairman of the Board in collaboration with the lead securities underwriter taking into consideration the all-around situation of the book building allocation, the issuing market and relative laws and regulations after the expiry of the period for book building allocation. The determination of the issue price, according to the Voluntary Code of Practice, shall not be less than 90 percent of the average price of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date deducted shares dividends (or capital reduction) and cash dividends while reporting to the Financial Supervisory Commission, submitting the book building placement agreement to the Taiwan Securities Association, and submitting the underwriting contract to the Taiwan Securities Association. However, if Taiwan’s related laws and regulations are amended, the Board of Directors can adjust the methods and percentages of pricing in correspondence with the laws and regulations.

(2)	If conducting public subscription

A.

The Company shall reserve 15% of the total amount of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, and allocate 10% of the total amount of new shares to be publicly underwritten. The remaining 75% shall be severally subscribed by the original shareholders according to the names and percentage of shares written in the Register of Shareholders on the base date of the subscription. The fractional shares where the original shareholder subscribed to less than 1 share can be directly administered by the shareholder to be combined through the shareholder service provider of the Company within 5 days of the record date for subscription. It is proposed to grant the Chairman of the Board the power and authority to seek specific persons for subscription at the issuing price of the fractional shares that are less than one share, the shares that the original shareholders, employees and the public did not subscribe to or that are undersubscribed and the fractional shares that the shareholder fails to report to the company for combination during the above specified period..

B.

The pricing for the cash increase of capital is authorized to be determined by the Chairperson of the Board in collaboration with the underwriter according to the market conditions. In accordance with paragraph 1 of Article 6 of the Voluntary Code of Practice, the scope of discretion shall be between 70% and 100% of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date minus distribution of shares dividends (or capital reduction) and cash dividends. However, if relevant domestic laws and regulations are amended, the Board of Directors can adjust means and percentages of pricing in correspondence with the laws and regulations.

4.

The funds raised in this plan are designated for the long term development of the Company, debt repayment, operational fund increases, reinvestment, acquisition of other companies, building of premises and equipment replacement, and other single or multiple uses, and the plan is predicted to be fully executed within 5 years of the completion of fund raising. The execution of this capital increase plan is predicted to be able to strengthen the competitiveness of the Company and enhance research and development synergy that has positive benefits for shareholders’ rights.

5.

The ordinary shares issued to sponsor the issuance of overseas depositary receipts and/or ordinary shares issued domestically for cash will be listed on the Taipei Exchange. After issuance, the rights and obligations of the shares shall be the same as those of original shares.

6.

Where the main contents of this capital increase for cash domestically, including but not limited to, numbers and monetary amount of shares to be issued, conditions of issuance, devoted items of the capital plan, expected schedule, expected benefits, and other related events not mentioned in this approval, are required to be decided or amended due to a change of related laws and regulations, the request of the competent authorities, operation assessments, or to respond to the objective environment, , it’s proposed to authorize to the Chairman of the Board of Directors to do every required act. It’s proposed to authorize to the Chairman of the Board of Directors to decide the base date of price, actual issue price, the base date of subscription, the base date of the capital increase, and other items related to the issuance of shares.

7.

It’s proposed to authorize the Board of Directors to decide, adjust, and enact all items, and do all acts related to the main contents of this issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts responding to the needs of the Company and the business environment, including but not limited to, the numbers and monetary amount of shares to be issued, issue price, conditions of issuance, methods of underwriting, plan of issuance, items of the plan, expected schedule, expected benefits, and other items not mentioned in this approval. Where such events are required to be decided or amended due to request of the competent authorities or to respond to the objective environment, it’s proposed to authorize to the Board of Directors to do all required acts as well.

8.

Where there are matters not clarified in this resolution, the Board of Directors and/or Chairman of the Board of Directors shall be fully authorized to administer such matters in accordance with relevant laws and regulations.

Schedule 2

Taiwan Liposome Company, Ltd.

Director Candidates

Candidate Directors	1	2	3

Name	Keelung Hong	Moun-Rong Lin	Chang Xiang Investment Co., Ltd.

Account No. / ID Card No.	2	29	5102

Shareholding*	1,539,483 shares	1,234,507 shares	593,283 shares

Education	PHD in Chemistry, University of California	EMBA of National Chiao Tung University	Not applicable

Experience	Chairman and CEO of the Company	General Manager of Han Ting Co., Ltd.	Not applicable

Note : The shareholding of the candidates is updated on the book closure date.

Taiwan Liposome Company, Ltd.

Independent Director Candidates

Candidate Independent Directors	1	2	3	4

Name	Ke-Yi Liu	May Kang	Shih-Shang Tom Chen	Horng-Dar Lin

Account No. / ID Card No.	A22023****	R22156****	147	F12316****

Shareholding*	0 shares	0 shares	698,683 shares	0 shares

Education	PHD in Accounting, Xiamen University	EMBA of National Taiwan University	PHD in Pharmacy, Purdue University	LL.M in Columbia University

Experience	Partner of BDO Taiwan	1.General Manager of Waterland Securities Co., Ltd. 2.Deputy General Manager of Polaris Securities Co., Ltd. 3.Chairperson of Honour Best International Investment Limited	Researcher of Merck & Co., Inc.	1.Taiwan Taipei District Court Judge 2.Vice President of Hon Hai Precision Ind. Co., Ltd. 3.Chairman of Tanvex BioPharma, Inc.

Reason for having been consecutively nominated for and having served three terms as independent director	Miss Liu is a CPA with extensive experience in auditing. She also provided advice that helped to improve the Company’s financial planning and legal compliance, and supervised the Company’s financial statements that were provided to the shareholders. She also provided proper professional comments to the Board and functional committees using her expertise. Within her 3 terms of office as an independent director, she attended 56 board meetings in person out of 59 board meeting held within such period for an attendance rate of 95%. Among the Board meetings she attended, she spoken in around 30% of those meetings. Miss Liu performed her supervisory function	Miss Kang is an expert in capital markets and banking. In addition, she also has extensive experience in corporate governance and management strategy, and she provides timely and properly advice to the Board and other functional committees and performs her duties. She attended 45 board meeting in person, out of 51 board meetings held during her 3 terms of office over 7 years. Her attendance rate is 88%, and she spoke in around 40% of the board meetings she attended. Miss Kang performed her supervisory function well, and there is no doubt about her independence. Therefore, it is proposed to nominate her as a candidate for independent director.	Not applicable	Not applicable

well, and there is no doubt about her independence. Therefore, it is proposed to nominate her as a candidate for independent director.

Note : The shareholding of the candidates is updated on the book closure date.

Schedule 3

Taiwan Liposome Company, Ltd.

List of other positions held by the newly elected Directors

The Company		Position
Title	Name
Director	Keelung Hong	Chairperson & CEO of TLC Biopharmaceuticals, Inc.

Director	Moun-Rong Lin	1. Independent Director of Galaxy Software Services Corporation. 2. Director of Harbinger VI Venture Capital Corp. 3. Chairman of Nanxin Investment Limited.

Director	Chang Xiang Investment Co., LTD. Representative of Chang Xiang Investment Co., LTD.	1. Director of Lin BioScience Co., Ltd. 2. Director of Apollo Medical Optics, Ltd.

Independent Director	Ke-Yi Liu	Independent Director of Genovate Biotechnology Co., Ltd.

Independent Director	May Kang	1. Executive Director of IF Mobile Technology Co., Ltd 2. Chairperson of Honour Best International Investment Limited 3. Director and General manager of La Fresh Information Co., Ltd.

Independent Director	Horng-Dar Lin	1. Chairman of Tanvex BioPharma, Inc. 2. Director of Tanvex Biologics Corporation 3. Chairman of AP Biosciences, Inc. 4. General manager of Cho Pharma, Inc.

Annex 3

Taiwan Liposome Company, Ltd.

Rules and Procedures on Election of Directors

Article 1

To ensure just, fair and open election of the Company’s directors (“Directors”), these Rules and Procedures for Election of Directors (the “Procedures”) are adopted pursuant to Articles 21 and 41 of the Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies.

Article 2	Except as otherwise provided by laws and regulations or by the Company’s Articles of Incorporation, elections of Directors shall be conducted in accordance with these Procedures.

Article 3

The election of the Company‘s directors shall consider the arrangement of the board of directors. The board members shall have the necessary knowledge, skill, and experience for performing their duties. The board of directors shall have the following abilities:

(1)	good judgment on operations

(2)	accounting and financial analysis

(3)	business management

(4)	crisis management

(5)	industrial knowledge

(6)	global view

(7)	leadership

(8)	good decision making

More than half seats of the board of directors shall not have spouse or relative within the second degree of kinship.

Article 4	(Deleted)

Article 5

The qualification of independent director of the Company shall be in accordance with Article 2, and Article 3, and Article 4 of Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies. The election of independent director of the Company shall be in accordance with Article 5, and Article 6, and Article 7, and Article 8 of Regulations Governing Appointment of Independent Directors and Compliance Matters for Public Companies, and Article 24 of Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies.

Article 6

Elections of the Directors shall be conducted in accordance with the candidate nomination system and procedures set out in Article 192-1 of the Companies Act. Other than those documents required for the review of each Director candidate’s qualifications, education and working experience, and the existence of events set out in Article 30 of the Company Act, the Company shall not arbitrarily request the provision of evidencing documents relating to additional qualifications or conditions. The Company shall further provide the outcome of the review to shareholders for their reference, so that qualified Directors will be elected.

Due to discharge of board of director, when the number of board of directors is less than five, the Company shall elect succeeding directors to fill the vacancies in the next following shareholders meeting. When the number of vacancies in the board of directors of a company equals to one third of the total number of directors, the board of directors shall call, within 60 days, a special meeting of shareholders to elect succeeding directors to fill the vacancies.

When an independent director is dismissed for any reason, resulting in a number of director lower than that required under Paragraph 1 of Article 14-2 on Transaction and Security Act, Taiwan Stock Exchange Corporation Rules Governing Review of Securities Listings, or Subparagraph 8 on Standards for Determining Unsuitability for GTSM Listing under Article 10, Paragraph 1 of the GreTai Securities Market Rules Governing the Review of Securities for Trading on the GTSM, a by-election for independent director shall be held at the next following shareholders meeting. When all independent directors have been dismissed, the Company shall convene a special shareholders meeting to hold a by-election within 60 days from the date on which the situation arose.

Article 7

The Company’s directors shall be elected by means of single-named cumulative ballots method. Each share is entitled to have votes equivalent to the number of directors to be elected, and the number of votes may be used to elect one candidate or be allocated among several candidates.

Article 8

The board of directors shall prepare the election ballots which equal to the number of directors to be elected with the number of voting rights. The ballots shall be given to the shareholders present at the shareholders meeting. In the election of directors and supervisors, the names of voters may be represented by shareholders’ numbers.

Article 9

According to the seats regulated in the Articles of Incorporation, the voting rights for independent directors or non independent directors shall be counted separately. In the election of directors, the candidates who acquired more votes should win the seats; and, if two or more persons receive the same number of votes, resulting in total number of persons to be elected exceeds the number specified in the Company’s Articles of Incorporation, those persons who have received the same number of votes shall draw straws to decide who is elected. If any person who has received the same number of votes as others, but is absence at the meeting, the chairman shall draw the straw on the absent person’s behalf.

Article 10

Before beginning of the election, the chairman shall designate a certain number of persons who are also shareholders to check, count ballots and perform the relevant duties. The ballot box used for voting shall be prepared by the board of directors and checked in public by the person assigned to check the ballots before voting.

Article 11

If the candidate is a shareholder of this Company, electors shall fill in the “candidate” column the candidate’s name and shareholder’s number on each ballot. If the candidate is not a shareholder, electors shall fill in the candidate’s name and ID number. If the candidate is a government agency or a legal entity, the full name of the government agency or the legal entity or the name of the representative should be filled in the column. If there more than one representative, the full names of the representatives should be filled in separately.

Article 12	A ballot shall be construed as null and void under the following conditions:

(1)	The elector has failed to use the ballot prepared by the board of directors.

(2)	Blank ballots not completed by the voter.

(3)	The writing is unclear and illegible.

(4)

If the candidate is a shareholder of the Company, the name or shareholder’s number of the candidate filled in the ballot is inconsistent with the shareholders’ register. If the candidate is not a shareholder of this Company, the name or ID number of the candidate filled in the ballot is incorrect.

(5)	Ballots with other written characters in addition to candidate’s name, shareholder’s number (ID number) and the number of votes cast for the candidate.

(6)	The name of the candidates filled in the ballots being the same as another candidate’s name and the respective shareholder’s numbers (ID numbers) not being indicated to distinguish them.

Article 13

The votes shall be calculated on site immediately after the end of the poll and the results of the calculation, including the list of Directors-elect and the numbers of votes with which they were elected, shall be announced by the chairman at the location of the meeting.

The ballots for the election referred to in the preceding paragraph shall be sealed with the signatures of the monitoring personnel and kept in proper custody for at least one year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the ballots shall be retained until the conclusion of the litigation.

Article 14

The Company shall give notifications to the Directors-elect, and their assumption of their offices shall be registered pursuant to the law after they submit a document providing their consent to act as a Director.

Article 15	These Regulations shall be effective from the date they are approved in the shareholders’ meeting. The same applies to amendments.